Exhibit 99(d)(1)(a)

OHIO NATIONAL FUND, INC.

OPERATING EXPENSE LIMITATION AGREEMENT

ON Conservative Model Portfolio

ON Moderately Conservative Model Portfolio

ON Balanced Model Portfolio

ON Moderate Growth Model Portfolio

ON Growth Model Portfolio

THIS OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the 1st day of March, 2017, by and between OHIO NATIONAL FUND, INC., an Ohio business trust (the “Fund”), on behalf of each series of the Fund set forth on Appendix A attached hereto (each a “Portfolio” and collectively the “Portfolios”) and the investment adviser of the Portfolios, Ohio National Investments, Inc. (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to each Portfolio pursuant to the terms and provisions of an investment advisory agreement between the Fund and the Adviser (the “Management Agreement”); and

WHEREAS, each Portfolio is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Management Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Portfolios’ Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Fund (on behalf of the Portfolios) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Adviser hereby agrees to limit each class of a Portfolio’s total Operating Expenses to an annual rate, expressed as a percentage of the Portfolio’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the total Operating Expenses of a Portfolio exceed its Annual Limit, the Adviser will pay to the Portfolio, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. Payment can be made by waiver of fees payable under the Management Agreement and/or reimbursement of other expenses of the Portfolio.

Exhibit 99(d)(1)(a)

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to a Portfolio, is defined to include all expenses necessary or appropriate for the operation of the Portfolio, but does not include portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); fees and expenses associated with investments in derivative instruments (including for example option and swap fees and expenses); any amounts payable pursuant to a distribution or service plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940; any administrative and/or shareholder servicing fees payable pursuant to a plan approved by the Board of Directors of the Fund; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Fund officers and Directors and contractual indemnification of Portfolio service providers); and other expenses that the Directors agree have not been incurred in the ordinary course of the Portfolio’s business.

3. Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement in the three years following the date the particular expense payment occurred, but only if such reimbursement can be achieved without exceeding the applicable Annual Limit in effect at the time of the expense payment or the reimbursement.

4. Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least April 30, 2018 unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by the Adviser and a majority of the Directors of the Fund.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Directors of the Fund, on behalf of a Portfolio listed in Appendix A, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Directors of the Fund. This Agreement will automatically terminate, with respect to a Portfolio listed in Appendix A if the Management Agreement for the Portfolio is terminated, with such termination effective upon the effective date of the Management Agreement’s termination for the Portfolio. Upon termination of this Agreement for any reason, the Adviser acknowledges and agrees that it remains liable for all fee reductions and reimbursement obligations pursuant to paragraph 1 hereof that accrued prior to the termination of this Agreement

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

Exhibit 99(d)(1)(a)

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Ohio without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

9. Binding Effect. Notice is hereby given that this Agreement is executed by the Fund on behalf of each Portfolio by an officer of the Fund as an officer and not individually and that the obligations of or arising out of this Agreement with respect to a particular Portfolio are not binding upon any of the Directors, officers or shareholders individually but are binding only upon the assets and property belonging to the Portfolio (and not upon any other Portfolio).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

OHIO NATIONAL FUND, INC. on behalf of the Portfolios listed on Schedule A hereto		OHIO NATIONAL INVESTMENTS, INC.

By:	/s/ Paul J. Gerard	By:	/s/ R. Todd Brockman
Name:	Paul J. Gerard	Name:	R. Todd Brockman
Title:	President	Title:	Treasurer

Exhibit 99(d)(1)(a)

Appendix A

Portfolio	Operating Expense Limit
ON Conservative Portfolio	0.82%
ON Moderately Conservative Model Portfolio	0.87%
ON Balanced Model Portfolio	0.94%
ON Moderate Growth Model Portfolio	0.99%
ON Growth Model Portfolio	1.03%

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